EXHIBIT 12.1

STATEMENTS RE COMPUTATION OF EARNINGS TO FIXED CHARGES

	Year Ended				Six months ended

	1998	1999	2000	2000	2001	2001
	€'000	€'000	€'000	$'000(1)	€'000	$'000(1)

Loss from operations	(21,084)	(96,339)	(257,008)	(217,789)	(119,225)	(101,032)

Fixed charges	17,092	71,373	168,761	143,008	90,689	76,850

	(38,176)	(167,712)	(425,769)	(360,797)	(209,914)	(177,882)

Ratio	(2.23)	(2.35)	(2.52)	(2.52)	(2.31)	(2.31)

(1)	Solely for the convenience of the reader, euro amounts have been translated into U.S. dollars at the noon buying rate on June 29, 2001 of $0.8474 per €1.00.